UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Dova Pharmaceuticals, Inc.

(Name of Subject Company)

Dova Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25985T 10 2

(CUSIP Number of Class of Securities)

Marc Banjak

Associate Vice President and General Counsel

Dova Pharmaceuticals, Inc.

240 Leigh Farm Road, Suite 245

Durham, North Carolina 27707

(919) 748-5975

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jamie Leigh, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication related to the announcement of the entry into an Agreement and Plan of Merger, dated September 30, 2019 (the “Merger Agreement”), by and among Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova”), Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), and Dragonfly Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sobi (“Purchaser”).

The information set forth under Item 1.01 of the Current Report on Form 8-K filed by Dova on October 3, 2019 (including the exhibit attached thereto) is incorporated herein by reference.

Cautionary Notes Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Dova and any statements relating to Dova’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future.  Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of Dova’s stockholders will tender their shares of Dova common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions of Dova’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Dova, including those detailed in Dova’s public filings with the Securities and Exchange Commission (the “SEC”) from time to time, including Dova’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.  The reader is cautioned not to unduly rely on these forward-looking statements.  Dova expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This filing and the attached exhibits are neither an offer to buy nor a solicitation of an offer to sell any securities of Dova.  The solicitation and the offer to buy shares of Dova’s common stock will only be made pursuant to tender offer materials that Sobi and Purchaser will file with the SEC on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the SEC and thereafter, Dova will file with the SEC a Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Dova’s stockholders are strongly advised to read these TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT DOVA’S STOCKHOLDERS SHOULD CONSIDER PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Once filed, investors will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or from the information agent and dealer manager named in the Schedule TO. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Dova under the “Investors” section of Dova’s website at www.dova.com.